James E. Braun Executive Vice President and Chief Financial Officer 2 Houston Center, 909 Fannin St, Suite 3100 Houston, TX 77010 Phone: 832-308-2845 E-mail: jim.braun@mrcglobal.com

June 27, 2013

Rufus Decker

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C 20549

Re:	MRC Global Inc.

Form 10-K for the Year ended December 31, 2012

Filed February 22, 2013

Form 10-Q for the Quarter ended March 31, 2013

Filed May 3, 2013

File No. 1-35479

Dear Mr. Decker:

This letter sets forth the response of MRC Global Inc. (the “Company” or “MRC”) to the comment letter, dated June 13, 2013, of the staff of the Division of Corporation Finance (the “Staff”) with respect to MRC’s Form 10-K for the fiscal year ended December 31, 2012, filed on February 22, 2013 and Form 10-Q for the quarter ended March 31, 2013, filed on May 3, 2013. In order to facilitate your review, we have repeated each comment in its entirety in the original numbered sequence, followed by the Company’s response.

Where we indicate below that the Company will provide additional disclosure in future filings, such disclosure will be included, as appropriate, in subsequent Forms 10-K and to the extent such information may be required to be included in a Form 10-Q, in subsequent Forms 10-Q. In the sample disclosures below, we revised the information included in our 2012 Form 10-K disclosure to reflect how it would have appeared, on a revised basis. Any sample disclosure that will be added in response to the Staff’s comments is set forth in bold type.

Form 10-K for the Year Ended December 31, 2012

Item 1. Business, page 1

1.	In future filings, please disclose the amount of backlog not reasonably expected to be filled within the current fiscal year. Refer to Item 101(c)(1)(viii) of Regulation S-K.

Response:

In future filings, the Company will revise its disclosures to clarify that there can be no assurance that the backlog amounts will ultimately be realized as revenue or that we will earn a profit on the backlog of orders, but we expect that substantially all of the sales in our backlog will be realized in the current fiscal year.

Item 6. Selected Financial Data, page 30

2.	As indicated in footnote (4), you define Adjusted EBITDA as net income plus interest, income taxes, depreciation and amortization, amortization of intangibles, other non-recurring and non-cash charges (such as gains/losses on the early extinguishment of debt, changes in the fair value of derivative instruments and goodwill impairment) and plus or minus the impact of our LIFO inventory costing methodology. In future filings, please revise your table that reconciles Adjusted EBITDA to net income, to identify the adjustments you consider non-recurring and those that are non-cash charges. Please note that it is not appropriate to state that a charge is non-recurring, infrequent and unusual if the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. To the extent that your adjustments do not meet the criteria for being “non-recurring,” please revise your disclosures to change how you characterize these items. For additional guidance on this issue, please see Question 102.03 of the SEC Compliance and Disclosure Interpretations: Non-GAAP Financial Measures.

Response:

In future filings, the Company will revise the definition of Adjusted EBITDA to state, “We define “Adjusted EBITDA” as net income plus interest, income taxes, depreciation and amortization, amortization of intangibles, other expenses (such as gains/losses on the early extinguishment of debt, changes in the fair value of derivative instruments, and goodwill impairment) and plus or minus the impact of our LIFO inventory costing methodology.” In addition, the table that reconciles Adjusted EBITDA to net income will be revised to identify the adjustments we consider non-recurring and those that are non-cash charges. The Company acknowledges the Staff’s view on a charge that is non-recurring, infrequent and unusual.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

Financial Condition and Cash Flows, page 50

3.	In future filings, please revise to provide a more robust discussion of the changes in net cash provided by (used in) operating activities for each of the periods presented. Your revised discussions should not only quantify the impact of the line item(s) which contributed most to the changes but should also provide detailed explanations of the reasons for fluctuations. Please show us in your supplemental response what the revisions will look like.

Response:

The Company has considered the Staff’s comments regarding the discussion of the changes in net cash provided by (used in) operating activities. In future filings, the discussion in our Form 10-K will be revised as follows:

Operating Activities

Net cash provided by operating activities was $240.1 million in 2012, compared to net cash used in operating activities of $102.9 million in 2011. The net cash provided by operations was primarily the result of an increase in net income of $89.0 million due to the improved business environment in our U.S, Canada, and International segments and slower growth in working capital, including accounts receivable and inventory in particular. Excluding the impact of acquisitions, working capital grew $49.1 million in 2012 (from 2011) as compared to $194.4 million in 2011 (from 2010). The slower growth of working capital in 2012 was the result of growing the business in 2011 in preparation to meet the demand of anticipated business levels in 2012.

Net cash used in operating activities was $102.9 million in 2011, compared to net cash provided by operating activities of $112.7 million in 2010. The increase in net cash used in operations was primarily the result of an increase in working capital required to meet the demands of increased business activity levels, including an increase in cash used for inventory of $209.3 million offset by an increase in net income of $80.8 million. Increased investment in working capital is typical in our business during periods of growth.

Item 15. Exhibits and Financial Statement Schedules, page 66

Note 1 – Significant Accounting Policies, page F-9

Insurance, page F-11

4.	In future filings, please disclose your excess loss limits associated with each risk you are self-insured for. Please also quantify the dollar amount of your self-insurance accruals for each period presented. Please show us in your supplemental response what the revisions will look like.

Response:

The Company has considered the Staff’s comments regarding the disclosure of our excess loss limits associated with each risk we are self-insured for. In future filings, the disclosure in our Form 10-K will be revised as follows:

Insurance: We are self-insured for physical damage to automobiles owned, leased or rented by MRC, product warranty and recall and ocean cargo shipments. In addition, we maintain deductible/retention programs as they relate to insurance for property, stock throughput inventory, workers’ compensation, automobile liability, asbestos claims, general liability claims (including, among others, certain product liability claims for property damage, death or injury) and employee healthcare, which are secured by various letters of credit totaling $5.6 million. Our estimated liability and related expenses for claims are based in part upon estimates provided by insurance carriers, third-party administrators, and actuaries. Insurance reserves are deemed by us to be sufficient to cover outstanding claims, including those incurred but not reported as of the estimation date. Further, we maintain a commercially reasonable umbrella/excess policy that covers liabilities in excess of the primary limits.

We do not have excess coverage for physical damage to automobiles owned, leased or rented by MRC, product warranty and recall and ocean cargo shipments. Our accrued liabilities related to all deductibles/retentions under insurance programs (other than employee healthcare) were $5.9 and $5.7 million as of December 31, 2012 and 2011, respectively. In the area of employee healthcare, we have a commercially reasonable excess stop loss protection on a per person per year basis. Reserves for self-insurance accrued liabilities for employee healthcare were $4.0 million and $2.8 million as of December 31, 2012 and 2011, respectively.

Revenue Recognition, page F-12

5.	As indicated on page 3 and elsewhere in your filing, we note you provide your customers with a comprehensive array of services. In future filings, please disclose how you account for those services. Also, with reference to Rule 5-03 of Regulation S-X, address the need to separately present service revenues and corresponding costs of service revenues. Please show us in your supplemental response what the revisions will look like.

The Company has considered the Staff’s comments regarding the disclosure of accounting for service revenue. We provide our customers with a variety of services. However, these services are provided in conjunction with the delivery of our products, don’t have value separate and apart from our products, and are not normally tracked or invoiced separately to customers. The sale of our products does not require any continuing involvement and the sales transactions do not contain multiple elements. Examples of services we provide include just-in-time delivery, inventory consignment, process and IT integration capabilities that facilitate order and delivery of products and the maintenance of an Approved Manufacturer’s List (“AML”), which assures our customers that products we supply are sourced from manufacturers that meet certain standards of quality. In addition, services for which we do invoice customers represents less than 1% of our total revenues. We believe that the service revenue and corresponding costs of service revenue is insignificant and does not require separate presentation pursuant to Rule 5-03 of Regulation S-X nor does it require additional disclosure in the accounting policy footnote.

Exhibit 23.1 – Consent of the Independent Registered Public Accounting Firm

6.	We note that your auditor has consented to the incorporation by reference of their reports dated February 22, 2012 with respect to your consolidated financial statements and the effectiveness of your internal control over financial reporting for the year ended December 31, 2012. Please make arrangements with your auditor to have them provide a revised consent in an amendment to the Form 10-K which refers to their reports dated February 22, 2013 instead of February 22, 2012.

Response:

The Company has received a revised consent from our auditors, Ernst and Young, which refers to their reports dated February 22, 2013 instead of February 22, 2012. The revised consent has been filed as Exhibit 23.1 in the amendment to the Form 10-K.

Exhibit 31 – Certifications

7.	Your certifications omit the internal control over financial reporting language from the introductory portion of paragraph 4 as well as paragraph 4(b) of the certifications. Please file an amendment to your Form 10-K to include certifications that do not exclude the introductory portion of paragraph 4 as well as paragraph 4(b). Please ensure that the revised certifications refer to the Form 10-K/A and are currently dated. We further note that you have made certain modifications to paragraphs 2 and 3 of your management certifications. Please revise your certifications to conform to the format provided in Item 601(b)(31) of Regulation S-K.

Response:

The Company has revised the certifications to conform to the format provided in Item 601(b)(31) of Regulation S-K, and has included them as Exhibits 31.1, 31.2 and 32 in the amendment to the Form 10-K.

Form 10-Q for the Quarter Ended March 31, 2013

8.	Please address the above comments in your interim filings as well, as applicable.

Response:

MRC confirms that we will address the above comments in future filings, as applicable.

MRC acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments with respect to this filing, please call me at (832) 308-2845 or our Chief Accounting Officer, Elton Bond at (304) 348-5238.

Sincerely,

/s/ James E. Braun
James E. Braun
Executive Vice President and Chief Financial Officer MRC Global Inc.